Contact

www.linkedin.com/in/jane-roy-nyc
(LinkedIn)

Top Skills

Corporate Development
New Business Development
Analytics

Languages

French

Jane Roy

VP, Americas Buzzoole
New York, New York, United States

Summary

A Maine native, Boston-bred, NYC-based sales and marketing leader impacting over 20 years of traditional and digital media experience. Innovative marketer and media strategist committed to creating opportunities for increased market share and sustainable growth. A data-driven decision maker with a thirst for actionable insight to architect solutions that engage consumers and position a competitive advantage.

CORE COMPETENCIES:
New Business Development | Creative Strategy
Omni-Channel Branded Entertainment | Online, Mobile & On-Air Marketing
Social Activation | Key Vertical Account Development
Brand Advocacy | Content Creation and Distribution | Influencer Strategy and Management

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Experience

Buzzoole
VP Americas
December 2018 - Present (4 years 3 months)

gen.video
VP Sales
February 2017 - November 2018 (1 year 10 months)
NYC

Helping brands partner with Influencers for eCommerce success

Reelio
Director, East Coast Sales
September 2015 - December 2017 (2 years 4 months)
New York, NY

Connecting brands with YouTube creators and their built-in audience to deliver branded video content.

Buzzoola
President, North America
December 2013 - 2015 (2 years)
New York, NY

Undertone
Director National Accounts
October 2012 - 2013 (1 year)
New York, NY

Standout Brand Experiences

Experian
Director - Agency Sales and Partnerships
January 2012 - November 2012 (11 months)
New York, NY

Proclivity Systems
Sr. Director Emerging Markets
May 2011 - January 2012 (9 months)

Driving relationships to support corporate growth strategy in targeted advertising digital ecosystem (RON and premium), mobile, video, social, etc.- Stay tuned friends for more details...as expansion with publisher and agency products are coming soon.

TRAFFIQ, IQ Agency
Senior Director, Business Development
September 2010 - May 2011 (9 months)

Datran Media
Director Strategic Accounts
July 2008 - September 2010 (2 years 3 months)

Agency.com
Group Account Director
2003 - 2008 (5 years)

Modem Media
Account Manager
2000 - 2002 (2 years)

Cambridge Strategic Management Group
Marketing Associate
1998 - 2000 (2 years)

Education

Dean College
 · (1986 - 1988)

University of Maryland